Mewbourne Energy Partners 09-A, L.P. 10-K

EXHIBIT 99.1

LEGACY PETROLEUM ENGINEERING

PETROLEUM ENGINEERING CONSULTANTS

P.O. Box 5468 Frisco, Texas 75035

www.legacypetroeng.com

February 3, 2022

Mr. Roe Buckley

Mewbourne Oil Company

3901 South Broadway

Tyler, Texas 75701

Re: MEP 09A SEC CASE

Dear Mr. Buckley:

At your request, Legacy Petroleum Engineering (Legacy) has prepared an estimate of the proved reserves, future production, and future net income attributable to hydrocarbon interests owned by Mewbourne Energy Partnership 09A, L.P. (MEP09A) and managed by Mewbourne Development Corporation (MDC). This evaluation was completed on February 3, 2022, and includes proved reserves only. MDC has represented that these properties account for 100 percent of MDC’s net proved reserves as of December 31, 2021. The properties are located in New Mexico, Oklahoma, and Texas.

This report has been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X and the guidelines specified in Item 1202 (a)(8) of Regulation S-K of the U.S. Securities and Exchange Commission (SEC), and with the exception of the exclusion of future income taxes, conforms to the FASB Accounting Standards Codification Topic 932, Extractive Industries - Oil and Gas. These guidelines specify the use of a 12-month first-day-of-the-month average benchmark price and a 10 percent per year discount factor. Oil and gas prices, expenses, and investments are held constant in this analysis. Actual future prices may vary significantly from the prices herein; therefore, volumes of reserves actually recovered, and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The purpose of this report is for inclusion in certain SEC filings by MDC. The summary results of this analysis are presented below:

Estimated Net Reserves and Revenue

as of December 31, 2021

	Estimated Net Reserves[1]		Estimated Future Net Revenue
Reserve Category	Oil and Condensate (MBbl)[2]	Gas (MMcf)[2]	Undiscounted (M$)[2]	Discounted at 10% Per Year[3] (M$)[2]
Proved
Developed Producing	182.76	2,890.05	14,280.99	6,782.87
Total Proved[4]	182.76	2,890.05	14,280.99	6,782.87

1.	The reserves shown are those estimated to be recoverable under the economic condition described herein. All reserve definitions incorporated in this study have been set forth in this report.
2.	MBbl = thousands of barrels, MMcf = millions of cubic feet, M$ = thousands of dollars.

3.	The discounted future net revenue is not represented to be the fair market value of these reserves. The estimated reserves included in this report have not been adjusted for risk.
4.	The reserves and revenues in the summary table were estimated using the Aries economics program. Due to the rounding procedures used in this program, there may be slight differences in the calculated and summed values.

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Crude oil and condensate volumes are expressed in thousands of barrels (MBbl), with one barrel equivalent to 42 United States gallons. All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the areas in which the gas reserves are located. No gas imbalances have been taken into account.

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package ARIES. The program was used at the request of MDC. The ARIES program is widely accepted in the industry to be thorough and accurate. Certain summaries and calculations may vary due to rounding and may not match the sum of the properties being summarized precisely. Furthermore, one-line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The estimated future net revenue shown represents what should be realized from the sale of estimated oil and gas reserves after the deduction of severance taxes, ad valorem taxes, direct operating costs, and future capital expenditures. No deductions have been made for corporate overhead, federal income taxes, or other indirect costs such as interest and loan repayments.

RESERVES AND ENGINEERING

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs. If an established production decline curve was available, the extrapolation of historical production data was used for predicting ultimate reserves and time-rating oil and gas production. Analogy to nearby wells (analogous reservoirs) was used for forecasting properties where insufficient data were present for decline curve analysis. Production histories were provided by MDC and were compared to published production data obtained from a third-party provider, Drillinginfo. Reserve definitions are included within the attachments.

In preparing the forecast of future proved production and income, we have relied upon data furnished by MDC which may have included geologic interpretation, production, ownership, well tests, operating expenses, transportation and/or processing fees, ad valorem and production taxes, price differentials, capital costs, payout balances, geologic maps, well logs, core analyses, or pressure measurements. Legacy reviewed the available data for its reasonableness and have accepted the data as represented.

The reserves included in this report are estimates only and should not be construed as exact quantities. The estimated reserves have not been adjusted for risk. The revenues and costs could be more or less than the estimated amounts used for this report. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses could potentially require revisions in subsequent evaluations. A portion of these reserves may be from producing wells that lack sufficient production history to utilize performance-related reserve estimates. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available.

As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data. Therefore, our conclusions represent informed professional analysis, not statements of fact.

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HYDROCARBON PRICING

The benchmark hydrocarbon prices used herein are the preceding 12-month averages of the first-day-of-the-month (FDOM) spot prices posted for the West Texas Intermediate (WTI) oil and Henry Hub natural gas. The benchmark FDOM prices used in this report are $66.55 per barrel of oil and condensate and $3.598/MMBtu for natural gas. Prices were held constant for this analysis. Product prices that were used to determine future revenue for the properties reflect adjustments to the benchmark prices for gravity, quality, fuel usage and transportation fees, referred to as price differentials. The differentials used in the preparation of this report were furnished by MDC and were reviewed by Legacy. Average realized oil and gas prices after adjustments are $64.56 per barrel and $4.69 per Mcf, respectively.

ADDITIONAL CONSIDERATIONS

Abandonment costs have not been included in this analysis. Estimates of salvage value are included and scheduled at the end of the economic life of individual properties. Salvage values have been provided by MDC. Our staff has not performed an on-site inspection of the properties nor has the mechanical operation or condition of wells and their related facilities been examined. The costs associated with continued operation of uneconomic properties are not reflected in the cash flows. The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. No estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

All investments have been held constant in this analysis. Discounted revenue figures were calculated using a discount factor of 10 percent per year. We consider the data and assumptions used in this report appropriate for the purpose of preparing the estimates of reserves and future net revenues. The methodologies and procedures used in this analysis are appropriate for the purpose of this report.

PETROLEUM CONSULTANTS

Legacy is an independent petroleum engineering firm that provides service throughout the world. We do not serve as officers or directors of any publicly traded company and are independent and separate from the operating and investment decision-making process of our clients. Legacy and its employees do not own any interest in the properties studied. Legacy has not been employed on a contingency basis. For preparation of this report and the evaluation of these properties, Legacy has used all necessary geological and engineering methods generally accepted by the petroleum industry and professional engineering practice. Any distribution of this report, in whole or part, must include this cover letter and the General Comments in their entirety.

This report was prepared under the supervision of Stacy M. Light, P.E. Registered Professional Engineer No. 106726, State of Texas and member of the Society of Petroleum Engineers (SPE). Ms. Light holds a Bachelor of Science degree in Petroleum Engineering from Texas A&M University and has more than 24 years’ experience in oil and gas reservoir studies and reserves evaluations.

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We appreciate the opportunity to submit this evaluation. Should you have any questions, please do not hesitate to contact us.

Yours truly,

;	Stacy M Light, P.E. Legacy Petroleum Engineering Texas Registered Engineering Firm F-22485

SML

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GENERAL COMMENTS

(1)	This report has been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X and the guidelines specified in Item 1202 (a)(8) of Regulation S-K of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Industries – Oil and Gas. These guidelines specify the use of a 12 month first-day-of-the-month average benchmark price and a 10 percent per year discount factor.

(2)	Liquid hydrocarbons, including natural gas liquids (NGLs), are expressed in thousands of standard 42 gallon barrels (MBbl). All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the areas in which the gas reserves are located. Currency is expressed in thousands of dollars (M$).

(3)	The reserves included in this report are estimates only - not exact quantities. They may or may not be recovered; if recovered, the revenues and costs could be more or less than the estimated amounts used for this report. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses could result in revisions in subsequent evaluations. A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

(4)	These results for reserves shown in this report are not represented to be a fair market value for these reserves. The discounted future net revenue is not represented to be the fair market value of these reserves.

(5)	This report relies upon data furnished by the client which may have included geologic interpretation, production, ownership, well tests, direct costs, transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, salvage values, pricing deductions and differentials, geologic maps, well logs, core analyses, or pressure measurements. We reviewed the available data for its reasonableness; however, we have not conducted an independent verification of the data furnished. We consider the data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues. Data may have been acquired from state regulatory agencies and commercially available data sources, also. Capital costs and timing of all investments have been provided and are included as required for workovers, new development wells, production equipment, and salvage value. Estimates of the salvage value are included and scheduled at the end of the economic life of individual properties.

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(6)	We have accepted the client's intent to drill and complete any proved, probable, and possible undeveloped locations as scheduled and participate in non-operated wells.

(7)	On-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been inspected. Additionally, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows. The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. No evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and/or reporting requirements. No estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented.

(8)	LPE has made no investigation of possible gas sales imbalances that may have resulted from the over or under delivery to the client’s interest. Our projections are based on the client’s interest receiving its net revenue interest share of estimated future gross oil and gas production.

(9)	Any distribution of this report, in whole or part, must include these general comments and the cover letter in their entirety.

(10)	This report was prepared under the supervision of Stacy M. Light, Registered Professional Engineer No. 106726, State of Texas.

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DEFINITIONS FOR OIL AND GAS RESERVES*

(1) Acquisition of properties. Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers' fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2) Analogous reservoir. Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i) Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii) Same environment of deposition;

(iii) Similar geological structure; and

(iv) Same drive mechanism.

(3) Bitumen. Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4) Condensate. Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5) Deterministic estimate. The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

(6) Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

(7) Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities are costs incurred to:

*These Reserves Definitions are in Accordance with Securities and Exchange Commission Regulations S-X as of January 1, 2010.

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(i) Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

(ii) Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.

(iii) Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.

(iv) Provide improved recovery systems.

(8) Development project. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9) Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

(10) Economically producible. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11) Estimated ultimate recovery (EUR). Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

(12) Exploration costs. Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i) Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or G&G costs.

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(ii) Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.

(iii) Dry hole contributions and bottom hole contributions.

(iv) Costs of drilling and equipping exploratory wells.

(v) Costs of drilling exploratory-type stratigraphic test wells.

(13) Exploratory well. An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well as those items are defined in this section.

(14) Extension well. An extension well is a well drilled to extend the limits of a known reservoir.

(15) Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious, strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

(16) Oil and gas producing activities.

(i) Oil and gas producing activities include:

(A) The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations;

(B) The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;

(C) The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:

(1) Lifting the oil and gas to the surface; and

(2) Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and

(D) Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.

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(17) Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

(18) Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

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(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19) Probabilistic estimate. The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20) Production costs.

(i) Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. They become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

(A) Costs of labor to operate the wells and related equipment and facilities.

(B) Repairs and maintenance.

(C) Materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities.

(D) Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

(E) Severance taxes.

(ii) Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

(21) Proved area. The part of a property to which proved reserves have been specifically attributed.

(22) Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23) Proved properties. Properties with proved reserves.

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(24) Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25) Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26) Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir ( i.e. , absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources ( i.e. , potentially recoverable resources from undiscovered accumulations).

(27) Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28) Resources. Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

(29) Service well. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30) Stratigraphic test well. A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

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(31) Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32) Unproved properties. Properties with no proved reserves.

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